Ex-12a


                                  IDACORP, Inc.
                       Consolidated Financial Information
                 Supplemental Ratio of Earnings to Fixed Charges


                                                                                     Twelve Months Ended December 31,
                                                                                          (Thousands of Dollars)

                                                                        1996         1997        1998          1999        2000
                                                                        ----         ----        ----          ----        ----
Earnings, as defined:
  Income before income taxes.......................................  $135,247     $133,570     $133,806      $137,021     $210,701
  Adjust for distributed income of equity investees................    (1,413)      (3,943)      (4,697)         (837)      (3,116)
  Equity in loss of equity method investments......................         0            0          458           435          186
  Minority interest in losses of majority owned subs...............         0            0         (125)          (37)      (1,468)
  Supplemental fixed charges, as below.............................    73,018       72,208       72,496        74,800       75,804
                                                                     ---------    ---------    ---------     ---------    ---------
      Total earnings, as defined...................................  $206,852     $201,835     $201,938      $211,382     $282,107
                                                                     =========    =========    =========     =========    =========

Fixed charges, as defined:
  Interest charges.................................................   $57,348      $60,761      $60,677       $62,975      $63,339
  Preferred stock dividends of subsidiaries-gross up-Idacorp rate..    12,079        7,891        8,445         8,313        8,886
  Rental interest factor...........................................       991          982          801           955        1,036
                                                                     ---------    ---------    ---------     ---------    ---------
      Total fixed charges..........................................    70,418       69,634       69,923        72,243       73,261

  Supplemental increment to fixed charges*.........................     2,600        2,574        2,573         2,557        2,543
                                                                     ---------    ---------    ---------     ---------    ---------
      Total supplemental fixed charges.............................   $73,018      $72,208      $72,496       $74,800      $75,804
                                                                     =========    =========    =========     =========    =========
Supplemental ratio of earnings to fixed charges......................    2.83.x       2.80 x       2.79 x        2.83 x       3.72 x
                                                                     =========    =========    =========     =========    =========


* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operation expenses